UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )
                             -----------------------

                               RAYTECH CORPORATION
                                (Name of Issuer)

                     Common Stock par value $1.00 per share
                         (Title of Class of Securities)

                                    755103108
                                 (CUSIP Number)
                             -----------------------

                                TIMOTHY I. LEVART
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                            TEL. NO.: (212) 371-3813
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                   MAY 8, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 32 Pages

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 2 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Davidson Kempner Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
                             7   SOLE VOTING POWER

        NUMBER OF                48,000
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 48,000

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.46%

14  TYPE OF REPORTING PERSON

    PN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 3 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Davidson Kempner Institutional Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                             7   SOLE VOTING POWER

        NUMBER OF                81,600
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 81,600

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    81,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.48%

14  TYPE OF REPORTING PERSON

    PN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 4 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Davidson Kempner Endowment Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
                             7   SOLE VOTING POWER

        NUMBER OF                15,100
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 15,100

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,100

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .46%

14  TYPE OF REPORTING PERSON

    PN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 5 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MHD Management Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
                             7   SOLE VOTING POWER

        NUMBER OF                63,100
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 63,100

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    63,100

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.92%

14  TYPE OF REPORTING PERSON

    PN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 6 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    M.H. Davidson & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
                             7   SOLE VOTING POWER

        NUMBER OF                3,400
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 3,400

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,400

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .10%

14  TYPE OF REPORTING PERSON

    PN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 7 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Davidson Kempner Advisers Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
                             7   SOLE VOTING POWER

        NUMBER OF                81,600
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 81,600

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    81,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.48%

14  TYPE OF REPORTING PERSON

    CO

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 8 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Davidson Kempner International Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
                             7   SOLE VOTING POWER

        NUMBER OF                18,500
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 18,500

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .56%

14  TYPE OF REPORTING PERSON

    CO

                                  SCHEDULE 13D

CUSIP NO.  755103108                                          PAGE 9 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Davidson Kempner International Advisers, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                             7   SOLE VOTING POWER

        NUMBER OF                18,500
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  --
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 18,500

                             10  SHARED DISPOSITIVE POWER

                                 --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .56%

14  TYPE OF REPORTING PERSON

    CO

                                  SCHEDULE 13D

CUSIP NO.  755103108                                         PAGE 10 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marvin H. Davidson

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
                             7   SOLE VOTING POWER

        NUMBER OF                --
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  166,600
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 --

                             10  SHARED DISPOSITIVE POWER

                                 166,600

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.07%

14  TYPE OF REPORTING PERSON

    IN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                         PAGE 11 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas L. Kempner, Jr.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF, PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
                             7   SOLE VOTING POWER

        NUMBER OF                --
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  172,500
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 --

                             10  SHARED DISPOSITIVE POWER

                                 172,500

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.25%

14  TYPE OF REPORTING PERSON

    IN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                         PAGE 12 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stephen M. Dowicz

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
                             7   SOLE VOTING POWER

        NUMBER OF                --
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  169,100
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 --

                             10  SHARED DISPOSITIVE POWER

                                 169,100

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.15%

14  TYPE OF REPORTING PERSON

    IN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                         PAGE 13 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Scott E. Davidson

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
                             7   SOLE VOTING POWER

        NUMBER OF                --
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  169,100
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 --

                             10  SHARED DISPOSITIVE POWER

                                 169,100

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.15%

14  TYPE OF REPORTING PERSON

    IN

                                  SCHEDULE 13D

CUSIP NO.  755103108                                         PAGE 14 OF 32 PAGES
           ---------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael J. Leffell

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A) [X]
                                                                         (B) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
                             7   SOLE VOTING POWER

        NUMBER OF                --
         SHARES
   BENEFICIALLY OWNED        8   SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                  169,100
          WITH
                             9   SOLE DISPOSITIVE POWER

                                 --

                             10  SHARED DISPOSITIVE POWER

                                 169,100

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.15%

14  TYPE OF REPORTING PERSON

    IN

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 15 of 32 Pages
           ---------

Item 1.  Security and Issuer.

         This Schedule relates to the Common Stock (the "Common Stock"), par value $1.00 per share, of Raytech Corporation (the "Company"). The principal executive offices of the Company are located at Suite 512, One Corporate Drive, Shelton, Connecticut 06484.

Item 2.  Identity and Background.

         The names and addresses of the persons filing this Schedule are as follows:

         Davidson Kempner Partners ("DKP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

         Davidson Kempner Institutional Partners, L.P. ("DKIP"), a Delaware limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

         Davidson Kempner Endowment Partners ("DKEP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

         MHD Management Co. ("MHD"), a New York limited partnership, the general partner of DKP and DKEP whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

         M.H. Davidson & Co., a New York limited partnership whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

         Davidson Kempner Advisers Inc. ("DKAI"), a New York corporation, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes. DKAI is the general partner of DKIP;

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 16 of 32 Pages
           ---------

         Davidson Kempner International Ltd. ("DKIL"), a British Virgin Islands company, whose address is c/o Citco B.V.I. Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortolla British Virgin Islands, and which is engaged in buying and selling securities for investment purposes;

         Davidson Kempner International Advisors, L.L.C. ("DKIA"), a Delaware limited liability company, whose address is 885 Third Avenue, New York, New York 10022, and which is the investment manager of DKIL; and

         Marvin H. Davidson, Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson and Michael J. Leffell, general partners of MHD and M.H. Davidson & Co. and who are the sole stockholders of DKAI. Information in response to Items (a) through (c) and (f) with respect to Messrs. Marvin H. Davidson, Kempner, Dowicz, Scott E. Davidson and Leffell is set forth in Appendix I, attached hereto and incorporated by reference herein.

         The above named persons are sometimes referred to as the "Reporting Persons."

         None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or adminis trative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Certain information concerning the officers and directors of DKAI and DKIA is set forth on Appendix I hereto and incorporated by reference herein.


Item 3.  Source and Amount of Funds or Other Consideration

         Working capital of DKP, DKIP, DKEP, MHD and DKIL.

Item 4.  Purpose of the Transaction.

         DKP, DKIP, DKEP, MHD and DKIL have acquired the shares of Common Stock for investment purposes.

         DKP, DKIP, DKEP, MHD and DKIL have no intention, plan or proposal with respect to:

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 17 of 32 Pages
           ---------

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (e)      Any material change in the present
                           capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 18 of 32 Pages
           ---------

         Each of the Reporting Persons, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Person in light of its general investment policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         The aggregate percentage of Common Stock reported owned by each person herein is based upon the Issuer's Form 10-K filed on March 18, 1998, which disclosed that 3,285,308 Shares of Common Stock were outstanding at the close of business on March 16, 1998.

         As of the close of business on May 8, 1998:


Name of Reporting Party:

         DKP

         (a)      Aggregate Number of Securities Owned                   48,000

                  Percentage                                               1.46%

         (b)      1.       Sole power to vote or to direct
                           the vote                                      48,000

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                               48,000

                  4.       Shared power to dispose of or to
                           direct the disposition                            --

         (c)      Information concerning transactions in
                  the Common Stock effected by DKP is set
                  forth in Appendix II.

         DKIP

         (a)      Aggregate Number of Securities Owned                   81,600

                  Percentage                                               2.48%

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 19 of 32 Pages
           ---------



         (b)      1.       Sole power to vote or to direct
                           the vote                                      81,600

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                               81,600

                  4.       Shared power to dispose of or to
                           direct the disposition                            --

         (c)      Information concerning transactions
                  in the Common Stock effected by DKIP is
                  set forth in Appendix II.

         DKEP

         (a)      Aggregate Number of Securities Owned                   15,100

                  Percentage                                                .46%

         (b)      1.       Sole power to vote or to direct
                           the vote                                      15,100

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                               15,100

                  4.       Shared power to dispose of or to
                           direct the disposition                            --

         (c)      Information concerning transactions
                  in the Common Stock effected by DKEP is
                  set forth in Appendix II.

         MHD Management Co.

         (a)      Aggregate Number of Securities Owned                   63,100

         (b)      Percentage                                               1.92%

                  1.       Sole power to vote or to direct
                           the vote                                      63,100

                  2.       Shared power to vote or to direct
                           the vote                                          --

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 20 of 32 Pages
           ---------



                  3.       Sole power to dispose or to direct
                           the disposition                               63,100

                  4.       Shared power to direct the
                           disposition                                       --

         M.H. Davidson & Co.

         (a)      Aggregate Number of Securities Owned                    3,400

         (b)      Percentage                                                .10%

                  1.       Sole power to vote or to direct
                           the vote                                       3,400

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                                3,400

                  4.       Shared power to direct the
                           disposition                                       --

         (c)      Information concerning transactions
                  in the Common Stock effected by M.H. Davidson
                  & Co. is set forth in Appendix II.

         Davidson Kempner Advisers Inc.

         (a)      Aggregate Number of Securities Owned                   81,600

         (b)      Percentage                                               2.48%

                  1.       Sole Power to vote or to direct
                           the vote                                      81,600

                  2.       Shared Power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the dispositions                              81,600

                  4.       Shared power to direct the
                           disposition                                       --

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 21 of 32 Pages
           ---------


         Davidson Kempner International Ltd.

         (a)      Aggregate Number of Securities Owned                   18,500

         (b)      Percentage                                                .56%

                  1.       Sole power to vote or to direct
                           the vote                                      18,500

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                               18,500

                  4.       Shared power to direct the
                           disposition                                       --

         (c)      Information concerning transactions
                  in the Common Stock effected by DKIL
                  is set forth in Appendix II.


         DKIA

         (a)      Aggregate Number of Securities Owned                   18,500

         (b)      Percentage                                                .56%

                  1.       Sole power to vote or to direct
                           the vote                                      18,500

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                               18,500

                  4.       Shared power to direct the
                           disposition                                       --

         Marvin H. Davidson

         (a)      Aggregate Number of Securities Owned                  166,600

         (b)      Percentage                                               5.07%

                  5.       Sole Power to vote or to direct
                           the vote                                          --

                  6.       Shared Power to vote or to direct
                           the vote                                     166,600

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 22 of 32 Pages
           ---------

                  7.       Sole power to dispose or to direct
                           the dispositions                                 --

                  8.       Shared power to direct the
                           disposition                                 166,600

         Thomas L. Kempner, Jr.

         (a)      Aggregate Number of Securities Owned             167,600*/ **/

         (b)      Percentage                                              5.25%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                    172,500

                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                                 172,500

         Stephen M. Dowicz

         (a)      Aggregate Number of Securities Owned                 166,600*/

         (b)      Percentage                                              5.15%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                    169,100
--------
*/
         Excludes 2,500 shares held by the M.H. Davidson & Co.,
         Inc. 401(k) Plan, of which Messrs. Kempner, Leffell,
         Dowicz and Scott Davidson are the Trustees.  Each of
         Messrs. Kempner, Leffell, Dowicz and Scott Davidson disclaims beneficial ownership of such shares except to the extent of such persons interest in such 401(k) Plan.

**/ Excludes 2,400 shares held by entities for the benefit of Mr. Kempner's children and certain charities.
         Mr. Kempner disclaims beneficial ownership of such shares.

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 23 of 32 Pages
           ---------


                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                                 169,100

         Scott E. Davidson

         (a)      Aggregate Number of Securities Owned                 166,600*/

         (b)      Percentage                                              5.15%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                    169,100

                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                                 169,100

         Michael J. Leffell

         (a)      Aggregate Number of Securities Owned                 166,600*/

         (b)      Percentage                                              5.15%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                    169,100

                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                                 169,100

--------
*/ Excludes 2,500 shares held by the M.H. Davidson & Co., Inc. 401(k) Plan, of which Messrs. Kempner, Leffell, Dowicz and Scott Davidson are the Trustees. Each of Messrs. Kempner, Leffell, Dowicz and Scott Davidson disclaims beneficial ownership of such shares except to the extent of such persons interest in such 401(k) Plan.

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 24 of 32 Pages
           ---------


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(F)(1) under the Securities Exchange Act of 1934, as amended.

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 25 of 32 Pages
           ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 1998


                                            DAVIDSON KEMPNER PARTNERS
                                              By MHD Management Co., its
                                              general partner

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            General Partner


                                            DAVIDSON KEMPNER INSTITUTIONAL
                                            PARTNERS, L.P.
                                              By Davidson Kempner Advisers
                                              Inc., its general partner

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            Secretary

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 26 of 32 Pages
           ---------


                                            DAVIDSON KEMPNER ENDOWMENT PARTNERS
                                              By MHD Management Co., its
                                              general partner

                                            By: /s/ Thomas L. Kempner, Jr.
                                            ------------------------------
                                            Thomas L. Kempner, Jr.
                                            General Partner


                                            MHD MANAGEMENT CO.

                                            By: /s/ Thomas L. Kempner, Jr.
                                            ------------------------------
                                            Thomas L. Kempner, Jr.
                                            General Partner


                                            DAVIDSON KEMPNER ADVISERS INC.

                                            By: /s/ Thomas L. Kempner, Jr.
                                            ------------------------------
                                            Thomas L. Kempner, Jr.
                                            Secretary


                                            DAVIDSON KEMPNER INTERNATIONAL LTD.
                                              By Davidson Kempner International
                                              Advisors, LLC

                                            By: /s/ Thomas L. Kempner, Jr.
                                            ------------------------------
                                            Thomas L. Kempner, Jr.
                                            A Managing Member


                                            DAVIDSON KEMPNER INTERNATIONAL
                                            ADVISORS, LLC

                                            By: /s/ Thomas L. Kempner, Jr.
                                            ------------------------------
                                            Thomas L. Kempner, Jr.
                                            A Managing Member

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 27 of 32 Pages
           ---------

                                            /s/ Marvin H. Davidson
                                            ----------------------
                                            Marvin H. Davidson

                                            /s/ Thomas L. Kempner, Jr.
                                            --------------------------
                                            Thomas L. Kempner, Jr.

                                            /s/ Stephen M. Dowicz
                                            ---------------------
                                            Stephen M. Dowicz

                                            /s/ Scott E. Davidson
                                            ---------------------
                                            Scott E. Davidson

                                            /s/ Michael J. Leffell
                                            ----------------------
                                            Michael J. Leffell

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 28 of 32 Pages
           ---------

                                   APPENDIX I

                       Davidson Kempner Advisers Inc. and
                   Davidson Kempner International Advisors LLC



                                            Present Principal Occupation
Name and Position                           and Business Address
-----------------                           ----------------------------

Marvin H. Davidson                          Investment Advisor
 DKAI - President                           885 Third Avenue
 DKIA - Executive Managing                  New York, NY 10022
        Member

Stephen M. Dowicz                           Investment Advisor
 DKAI - Treasurer                           885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

Thomas L. Kempner, Jr.                      Investment Advisor
 DKAI - Secretary                           885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

Scott E. Davidson                           Investment Advisor
 DKAI - Managing Director                   885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

Michael J. Leffell                          Investment Advisor
 DKAI - Managing Director                   885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

                                  SCHEDULE 13D

CUSIP No.  755103108                                         Page 29 of 32 Pages
           ---------

                                  APPENDIX II

                               Raytech Corporation
                              Transaction Schedule
                   For the sixty-day period ending May 8, 1998

                                                                                         Where/How
                                                                                         Transaction
  Date               Quantity                  Price/Share         Buy/Sell              Affected
  ----               --------                  -----------         --------              --------
4/24/98               68,300                       5.071             Buy                 Open Market
4/27/98                7,900                       5.3149            Buy                 Open Market
4/28/98                1,000                       5.00              Buy                 Open Market
4/29/98                  800                       5.00              Buy                 Open Market
4/30/98               40,000                       5.25              Buy                 Open Market
5/1/98                20,000                       5.00              Buy                 Open Market
5/4/98                 5,000                       5.00              Buy                 Open Market
5/5/98                 1,000                       5.00              Buy                 Open Market
5/8/98                 1,600                       5.00              Buy                 Open Market